SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2011

SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant’s name into English)

120, 2-Ga, Taepyung-Ro, Jung-Gu,

Seoul 100-102, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

Summary of 2011 1H Business Report

On August 29, 2011, Shinhan Financial Group (“SFG”) filed its 2011 1H Business Report (the “Business Report”) with the Financial Supervisory Service of the Republic of Korea (“Korea”) pursuant to the Financial Investment Services and Capital Market Act of Korea. This is the summary of the Business Report translated into English. Non-material or previously disclosed information are omitted or abridged.

The financial information in this report has been prepared in accordance with International Financial Reporting Standards.

Table of Contents

1. Introduction of the Group

2. Business Results

3. Independent Auditor

4. Directors, Executive Officers and Employees

5. Major Shareholder and Market Price Information of Our Common Shares and ADRs

6. Related Party Transactions

Exhibit 99-1

Independent Accountant’s Audit Report (Separate Financial Statements) of Shinhan Financial Group as of June 30, 2011

Exhibit 99-2

Independent Accountant’s Audit Report (Consolidated Financial Statements) of Shinhan Financial Group as of June 30, 2011

1. Introduction of the Group

Company History in 2009 through 2011

•	January 2009: Shinhan BNP Paribas Asset Management launched through the merger of Shinhan BNP Paribas ITMC and SH Asset Management

•	June 2009 : SH&C separated from SFG after SFG consummated share transfers of SH&C

•	Sep. 2009 : SBJ became an indirect subsidiary of SFG

•	Oct. 2009 : Shinhan Vietnam Bank became an indirect subsidiary of SFG

•	Nov. 2009 : Liquidated Shinhan Finance Ltd., an indirect subsidiary of SFG

•	Dec. 2009 : Shinhan Capital Petra PEF became an indirect subsidiary of SFG

•	Jan. 2010 : Shinhan Data System became a subsidiary of SFG

•	June 2010 : CHB Valuemeet 2001 First SPC was disaffiliated from SFG

•	June 2010 : CHB Valuemeet 2001 Second SPC and CHB Valuemeet 2002 First SPC were disaffiliated from SFG

•	Aug. 2010 : Shinhan Macquarie Financial Advisory was disaffiliated from SFG

•	Oct. 2010 : Shinhan Maritime Private Equity Fund I became a subsidiary of SFG

•	Dec. 2010 : KOFC Shinhan Frontier Champ 2010-4 PEF Investment Corp. became an indirect subsidiary of SFG

•	Feb. 2011 : Shinhan BNP Paribas Asset Management (Hong Kong) Limited became an indirect subsidiary of SFG

Principal Subsidiaries under Korean Law (as of June 30, 2011)

Direct Subsidiaries

Subsidiaries	Ownership by SFG
Shinhan Bank	100.0%
Shinhan Card	100.0%
Shinhan Investment Corp.	100.0%
Shinhan Life Insurance	100.0%
Shinhan Capital	100.0%
Jeju Bank 1)	68.9%
Shinhan BNP Paribas Asset Management	65.0%
Shinhan Data System	100.0%
Shinhan Credit Information	100.0%
Shinhan Private Equity	100.0%
SHC Management	100.0%

1)	Jeju Bank is currently listed on the Korea Exchange.

Indirect subsidiaries held through direct subsidiaries

Direct Subsidiaries	Indirect Subsidiaries	Ownership by the Parent
	Shinhan Asia Limited	100.0%
	Shinhan Bank America	100.0%
	Shinhan Bank Europe	100.0%
	Shinhan Vina Bank	50.0%
	Shinhan Khmer Bank Limited	90.0%
Shinhan Bank	Shinhan Bank Kazakhstan	100.0%
	Shinhan Bank China Limited	100.0%
	Shinhan AITAS	89.6%
	Shinhan Bank Canada	100.0%
	Shinhan Bank Japan	100.0%
	Shinhan Vietnam Bank	100.0%

Shinhan Card	Shinhan-KT Mobile Card	50.0%

	Shinhan Investment Corporation Europe Ltd.	100.0%
	Shinhan Investment Corporation USA Inc.	100.0%
Shinhan Investment Corp.	Shinhan Investment Corporation Asia Ltd.	100.0%
	Shinhan Maritime Private Equity Fund I	7.1%
	KOFC Shinhan Frontier Champ 2010-4 PEF Investment Corp 3)	8.5%

Shinhan Capital	PETRA PEF	23.8%

Shinhan BNP Paribas Asset Management	Shinhan BNP Paribas Asset Management (Hong Kong) Limited	100.0%

Shinhan Private Equity	Shinhan NPS Private Equity Fund 1st	5.0	%1)
	Shinhan Private Equity Fund II	2.2	%2)

1)	Shinhan Financial Group and its subsidiaries currently own 36.7% of Shinhan NPS Private Equity Fund 1st.
2)	Shinhan Financial Group and its subsidiaries currently own 32.6% of Shinhan Private Equity Fund II.
3)	Shinhan Capital currently owns 6.5% of KOFC Shinhan Frontier Champ 2010-4 PEF Investment Corp.

Number of Shares (as of June 30, 2011)

Types of Shares	Number of Shares
Common Shares	474,199,587
Redeemable Preferred Shares	40,090,000
Redeemable Convertible Preferred Shares	14,721,000

Total	529,010,587

Note)

On April 2011, a total of 11,100,000 shares of 12th series Redeemable Preferred Shares were issued through a 3rd party assignment. Please refer to the Form 6-K filed on April 7, 2011 for detail of the terms and conditions of these shares.

2. Business Results

Operation Results	(KRW billion)

	2011 (Jan. 1 ~ June 30)	2010 (Jan. 1 ~ June 31)
Operating income	2,529.8	1,822.0
Equity in income(loss) of associates	21.7	3.6
Earnings before income tax	2,551.5	1,825.6
Income taxes	577.1	372.4

Consolidated net income	1,974.3	1,453.2
Net income in majority interest	1,889.1	1,365.1
Net income in minority interest	85.2	88.1

F	Some of the totals may not sum due to rounding

Source and Use of Funds

Source of Funds

		2011				2010
		Jan. 1 ~ June 30				Jan. 1 ~ June 30
(In KRW billion, %)		Average Balance	Proportions (%)	Interest Paid	Interest Rate (%)	Average Balance	Proportions (%)	Interest Paid	Interest Rate (%)
	Deposits	152,389.6	61.04	1,958.6	2.57	148,937.6	62.23	1,977.5	2.66
	Borrowings	18,643.1	7.47	217.3	2.33	17,369.1	7.26	204.7	2.36
Source	Debentures	40,051.4	16.04	965.2	4.82	40,312.1	16.84	1,011.1	5.02
	Other Liabilities	38,564.5	15.45	—	—	32,703.1	13.66	—	—
	Total Liabilities	249,648.7	100.00	—	—	239,321.8	100.00	—	—
	Stockholder’s Equity	28,041.7	—	—	—	25,194.1	—	—	—
	Currency & Due from Banks	13,605.7	4.90	124.2	1.83	15,399.2	5.82	81.5	1.06
	Loans	184,144.2	66.31	5,451.0	5.92	171,537.8	64.85	5,229.0	6.10
	Loan in KRW	141,160.8	50.83	3,977.2	5.63	134,177.8	50.73	3,814.1	5.69
	Loan in Foreign Currency	9,044.2	3.26	183.2	4.05	8,745.7	3.31	183.0	4.18
Use	Credit Card Accounts	17,556.6	6.32	930.2	10.60	15,717.8	5.94	860.1	10.94
	Others	16,382.6	5.90	360.4	4.40	12,896.5	4.88	372.0	5.77
	HTM Assets	12,534.9	4.51	325.3	5.19	13,152.6	4.97	350.9	5.34
	Other Assets	67,405.7	24.27	—	—	64,426.3	24.36	—	—
	Total Assets	277,690.4	100.00	—	—	264,515.9	100.00	—	—

1)	The “Average Balance” is the arithmetic mean of the ending balance of each quarter.

Other Financial Information

Financial information for June 30, 2011 contained in this section are provisional figures.

Group BIS Ratio		(KRW billion)

	June 30, 2011	Dec. 31, 2010
Aggregate Amount of Equity Capital (A)	25,777.8	23.369.7
Risk-Weighted Assets (B)	190,312.2	188,785.7
BIS Ratio (A/B) 1)	13.55%	12.38%

1)	In accordance with the amendments in the Financial Holding Company Guidelines of the Financial Service Commission (“FSC”), the Group BIS Ratio under BASEL I. is used as an index for measuring capital adequacy.
2)	BIS ratio for Dec. 31, 2010 based on K GAAP is 12.77%

Won Liquidity Ratio	(KRW billion)

	June 30, 2011	Dec. 31, 2010
Won Assets due within 1 month (A)	3,211.2	972.6
Won Liabilities due within 1 month (B)	99.8	246.0
Won Liquidity Ratio (A/B)	3,218.43%	395.31%

Liabilities to Equity Ratio	(KRW billion)

	June 30, 2011	Dec. 31, 2010
Liabilities (A)	7,831.7	6,907.6
Equity (B)	22,370.2	20,753.0
Liabilities to Equity Ratio (A/B)	35.01%	33.29%

Capital Adequacy Ratio and Other Ratios of Major Subsidiaries

(1) BIS Capital Adequacy Ratio (%)

	June 30, 2011	Dec. 31, 2010
Shinhan Bank 3)	15.75	15.47
Jeju Bank	13.47	13.40

1)	The BIS Capital Adequacy Ratio is computed in accordance with the guidelines issued by the FSC for commercial banks. Under these guidelines, commercial banks are required to maintain a minimum capital adequacy ratio of 8%.
2)	Basel II FIRB Approach was applied in calculating Shinhan Bank’s BIS Capital Adequacy Ratios. Basel II TSA Approach was applied in calculating Jeju Bank’s BIS Capital Adequacy Ratios.
3)	Shinhan Bank’s BIS ratio for Dec. 31, 2010 based on K GAAP is 15.93%

(2) Adjusted Equity Capital Ratio (%)
	June 30, 2011	Dec. 31, 2010
Shinhan Card	24.57	25.18
Shinhan Capital	13.89	14.23

1)	The Adjusted Equity Capital Ratio represents the ratio of total adjusted shareholder’s equity to total adjusted assets and is computed in accordance with the guidelines issued by FSC. Under these guidelines, Shinhan Card and Shinhan Capital are required to maintain a minimum adjusted equity capital ratio of 8%.

(3) Net Capital Ratio (%)

	June 30, 2011	Dec. 31, 2010
Shinhan Investment Corp.	630.09	658.31
Shinhan BNP Paribas Asset Management	616.95	708.31

*	Net Capital Ratio is computed in accordance with the guidelines issued by the FSC. Under these guidelines, Shinhan Investment Corporation & Shinhan BNP Paribas Asset Management are required to maintain a minimum net capital ratio of 100%.

(4) Solvency Margin Ratio (%)

	June 30, 2011	Dec. 31, 2010
Shinhan Life Insurance	325.81	397.93

*	Under the guidelines issued by the FSC, Shinhan Life Insurance is required to maintain a minimum solvency margin ratio of 100%.

(6) Liability to Equity Ratio (%)

	June 30, 2011	Dec. 31, 2010
Shinhan Private Equity	233.3	216.2

Non- Performing Loans of Certain Subsidiaries 1)

(1) Non- Performing Loans	(KRW billion)

	June 30, 2011		Dec. 31, 2010
	Balance of NPL	NPL to total Loans (%)	Balance of NPL	NPL to total Loans (%)
Shinhan Bank 1)	1,530.7	0.96	1,410.0	0.91
Jeju Bank1)	34.7	1.57	28.5	1.28
Shinhan Card 2)	331.4	1.62	325.9	1.60
Shinhan Investment 2)	144.3	12.33	186.9	16.32
Shinhan Life Insurance	6.2	0.22	6.0	0.21
Shinhan Capital	73.3	2.41	76.5	2.38

1)	Non-performing loans of banks are defined as those loans are past due more than 90 days or those are placed on non-accrual status according to the guidelines of the FSC.
2)	Under the guidelines of the FSC, every securities brokerage company and credit card company shall classify its loans into five categories: “normal,” “precautionary,” “substandard,” “doubtful” and “estimated loss.” Under the Group’s internal measures, non-performing loans of Shinhan Investment, and Shinhan Card includes loans classified as “substandard,” “doubtful,” and “estimated loss.”

(2)	Loan Loss Allowances & Write-offs for the period

(KRW billion)

		Jan. 1, 2011~ June. 30, 2011	Jan. 1, 2010~ June 30, 2010
	Allowance for Possible Loan Losses	1,723.7	1,805.1
	Allowance for doubtful accounts on Acceptance and Guarantees	132.3	208.7
	Allowances for Losses Related to Unused Ceiling	87.5	85.8
Shinhan Bank	Other Allowances	175.2	111.8
	Allowance for Valuation of Bonds	1.0	1.0
	Total	2,119.8	2,212.4

	Write-offs	360.6	709.8
	Allowance for Possible Loan Losses	31.0	39.7
	Allowance for doubtful accounts on Acceptance and Guarantees	0.3	0.2
	Allowances for Losses Related to Unused Ceiling	1.2	1.7
Jeju Bank	Other Allowances	0.6	—
	Allowance for Valuation of Bonds	—	—
	Total	33.1	41.6

	Write-offs	7.0	10.6
	Allowance for Possible Loan Losses	696.1	703.8
Shinhan Card	Allowance for reward on credit card use	21.9	25.2
	Allowances for Losses Related to Unused Ceiling	360.9	367.5
	Other Allowances	9.3	8.8
	Total	1,088.2	1,105.3

	Write-offs	205.3	494.4
	Allowance for Possible Loan Losses	120.2	151.3
Shinhan Investment Corp.	Other Allowances	25.0	25.3
	Total	145.2	176.6

	Write-offs	—	8.0
Shinhan Life Insurance	Allowance for Possible Loan Losses	30.9	28.5
	Total	30.9	28.5

	Write-offs	2.2	6.8
	Allowance for Possible Loan Losses	66.6	61.5
Shinhan Capital	Total	66.6	61.5

	Write-offs	29.8	27.8

Twenty Largest Exposures by Borrower	(KRW billion)

As of June 30, 2011 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptancss	Others	Total Exposures
Ministry of Strategy & Finance	—	—	8,883	—	—	8,883
Bank of Korea	2,500	—	5,568	—	—	8,068
Hyundai Heavy Industries Co., Ltd.	30	332	702	1,816	—	2,880
Korea Land & Housing Corporation	—	—	2,448	—	—	2,448
Industrial Bank of Korea	554	11	1,858	—	—	2,423
Korea Deposit Insurance Corporation	174	—	2,049	—	—	2,223
Korea Development Bank	19	—	1,650	—	—	1,669
Woori Bank	97	95	1,215	—	—	1,407
Hana Bank	14	5	1,253	—	—	1,272
Samsung Heavy Industries Co., LTd.	—	16	—	1,239	—	1,256
National Agricultural Cooperative Federation	88	34	1,042	3	—	1,167
POSCO	28	126	933	38	—	1,124
Songdo Cosmopolitan City Development Inc.	1,000	—	100	—	—	1,100
SH Corporation	100	—	976	—	—	1,077
Korea Finance Corporation	—	—	974	—	—	974
Hyundai Samho Heavy Industries Co., Ltd.	1	44	35	806	—	885
Samsung C&T	35	89	571	87	—	782
KEPCO	1	—	767	1	—	770
Hynix	—	292	373	96	—	762
Korea Securities Finance Corporation	50	—	679	—	—	729

Total	4,691	1,044	32,074	4,087	—	41,896

F	Some of the totals may not sum due to rounding

Exposure to Main Debtor Groups	(KRW billion)

As of June 30, 2011 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Hyundai Heavy Industries	141	544	791	3,219	—	4,694
Samsung	243	1,099	1,138	1,573	—	4,053
Hyundai Motors	901	1,143	656	466	—	3,166
LG	1,296	584	215	189	—	2,283
SK	337	428	671	659	—	2,095
POSCO	159	305	954	334	6	1,758
Lotte	588	84	424	118	1	1,215
GS	280	192	310	397	—	1,179
LS	195	286	146	315	—	943
Hynix	—	292	373	96	—	762

Total	4,140	4,957	5,678	7,367	8	22,149

F	Some of the totals may not sum due to rounding

Loan Concentration by Industry	(KRW billion)

	Total Exposures
As of June 30, 2011 Consolidated basis	Amount	Weight (%)
Finance and insurance	19,117	9.65%
Manufacturing	33,047	16.68%
Retail and wholesale	11,424	5.77%
Real Estate, leasing and service	15,737	7.94%
Construction	4,468	2.25%
Hotel and leisure	3,298	1.66%
Others	20,661	10.43%
Consumers	90,395	45.62%

Total	198,147	100.00%

Top Twenty Non-Performing Loans

(KRW billion)

Borrower	Industry	Gross Principal Outstanding	Allowance for Loan Losses
A	Real estate, leasing and service	204	93
B	Finance and insurance	65	14
C	Real estate, leasing and service	30	5
D	Arts, sports and leisure service	27	1
E	Transportation	16	13
F	Real estate, leasing and service	15	0
G	Manufacturing	13	2
H	Arts, sports and leisure service	11	0
I	Transportation	10	0
J	Real estate, leasing and service	9	1
K	Real estate, leasing and service	8	0
L	Others	8	2
M	Transportation	7	0
N	Real estate, leasing and service	7	0
O	Manufacturing	7	1
P	Manufacturing	7	0
Q	Real estate, leasing and service	6	0
R	Arts, sports and leisure service	6	0
S	Construction	5	1
T	Whole Sale and Retail	5	1

Total		464	135

1)	Consolidated basis as of June 30, 2011.
2)	Non-Performing Loans are defined as loans past due longer than 90 days.
F	Some of the totals may not sum due to rounding

3. Independent Auditor

Audit Opinion for the last 3 years

	1H FY 2011	FY 2010	FY 2009
Audit Opinion	—	Unqualified	Unqualified

*	For the 1st half 2011, the independent accountant conducted a review for our financial statements instead of auditing them.

Compensation to the Independent Auditor for Audit and Review Services

The following is a description of the fees for audit and review services performed by our independent auditor for the last three years in connection with our financial statements preparations.

Year	Auditor	Payment (KRW mil.)	Details	Working hours
1H 2011	KPMG Samjong Accounting Corp.	487	Review/Audit of Financial Statements	3,600 hours
2010	KPMG Samjong Accounting Corp.	366	Review/Audit of Financial Statements	4,650 hours
2009	KPMG Samjong Accounting Corp.	355	Review/Audit of Financial Statements	4,595 hours

*	Payment for the 1st half 2011 covers the full year of 2011.

4. Directors, Executive Officers and Employees

Directors and Executive Officers

1) Executive Directors

Name	Month and Year of Birth	Position	Service Term
Dong Woo Han	Nov. 1948	Chairman of Shinhan Financial Group Board Steering Committee chair	3 years starting from March 23, 2011

2)	Non-Executive Directors

Currently, 10 non-executive directors are in office, 9 of which outside directors who are nominated by our Outside Director Recommendation Committee and appointed pursuant to the approval of general shareholders’ meeting on March 23, 2011.

Our non-executive directors are as follows:

Name	Month and Year of Birth	Outside Director	Sub-Committees	Service Term
Jin Won Suh	April 1951	X	—	1 years starting from March 23, 2011
Taeeun Kwon	January 1941	O	Audit Committee member	2 years starting from March 23, 2011
Kee Young Kim	October 1937	O	Risk Management Committee Chair Compensation Committee member	2 years starting from March 23, 2011
Seok Won Kim	April 1947	O	Compensation Committee Chair Audit Committee member	2 years starting from March 23, 2011
Hoon Namkoong	June 1947	O	Chairman of Board of Directors Board Steering Committee member Risk Management Committee member	2 years starting from March 23, 2011
Jaekun Yoo	August 1941	O	—	2 years starting from March 23, 2011
Ke Sop Yun	May 1945	O	Audit Committee Chair Board Steering Committee member	1 years starting from March 23, 2011
Jung Il Lee	August 1952	O	Board Steering Committee member	1 years starting from March 23, 2011
Haruki Hirakawa	November 1964	O	—	1 years starting from March 23, 2011
Philippe Aguignier	September 1957	O	Risk Management Committee member	1 years starting from March 23, 2011

*	One June 16, 2011, Sun Tae Hwang resigned from outside director due to his personal reasons.

For personal profiles of the outside directors, please refer to our Form 6-K filed on February 22, 2011.

3)	Executive Officers

In addition to the executive directors, we currently have the following executive officers:

Name	Month and Year of Birth	Position	In charge of
Buhmsoo Choi	Aug. 1956	Deputy President	- Strategic Planning Team - Global Business Strategy Team - Shinhan FSB Research Institute
Jae-Gwang Soh	Aug. 1961	Executive Vice-President	- Synergy Management Team - Information & Technology Planning Team - Audit Team
Jung Kee Min	Mar. 1959	Executive Vice-President & Chief Financial Officer	- Finance Management Team - Investor Relations Team - Business Management Team
Dong Hwan Lee	Sept. 1959	Executive Vice-President	- Public Relations Team - CSR & Culture Management Team - General Affairs Team
Yee Yong Jo	Feb. 1957	Managing Director	- Compliance Team
Bo Hyuk Yim	Mar. 1961	Managing Director	- Risk Management Team

Stock Options	(as of July 31, 2011)

	No. of Granted Options (A)	No. of Exercised Options (B)	No. of Cancelled Options (C)	No. of Exercisable Options (D = A – B – C)	Exercise Price
Granted in 2005	2,620,331	1,144,950	251,300	1,224,081	28,006
Granted in 2006	3,206,173	482,956	480,300	2,242,917	38,829
Granted in 2007	1,231,169	0	205,313	1,025,856	54,560
Granted in 2008	805,174	0	185,396	619,778	49,053

Note	1) The weighted-average exercise price of outstanding exercisable options as of July 31, 2011 is KRW 41,381.

2) The closing price of our common stock was KRW 50,500 on July 31, 2011.

Employees	(As of June 30, 2011)

Gender	Number of Employees	Average length of Service	Total Salaries and wages paid in 1st half of 2011 (KRW million)	Average Payment per person (KRW million)
Male	114	2 yrs 2 mths	5,850	49
Female	22	3 yrs 2 mths	645	27

Total	136	2 yrs 4 mths	6,495	45

5. Major Shareholders and Market Price Information of our Common Shares and ADRs

Major Shareholders1) of Shinhan Financial Group as of June 30, 2011

Name	No. of Common Shares owned	Ownership%
BNP Paribas Group	30,106,276	6.35%
National Pension Service	28,957,592 2)	6.11% 2)
1)	Shareholders who own beneficial ownership of 5% or more.
2)	As of December 31, 2010

Share ownership of Employee Stock Ownership Association

Beginning Balance (Jan.1, 2011)	Increase	Decrease	Ending Balance (June 30, 2011)	Ownership% (June 30, 2011)
17,005,029	1,832,543	1,864,104	16,973,468	3.58%

Common Share Traded on the Korea Exchange	(KRW, number of shares)

		Jan. 2011	Feb. 2011	Mar. 2011	Apr. 2011	May 2011	June 2011
	High	53,800	51,600	50,900	52,500	52,400	51,300
Price per share	Low	49,500	47,100	46,350	46,250	47,200	48,350
	Avg.	51,540	48,915	48,850	48,740	49,168	50,110
Trading Volume		35,567,942	28,003,566	38,231,286	53,445,066	35,492,587	33,256,848
Highest Daily Trading Volume		3,427,084	2,504,871	3,283,176	6,867,957	2,717,663	3,350,287
Lowest Daily Trading Volume		1,010,676	926,689	913,976	1,172,616	896,756	856,464

American Depositary Shares traded on the New York Stock Exchange	(USD, number of shares)

		Jan. 2011	Feb. 2011	Mar. 2011	Apr. 2011	May 2011	June 2011

	High	95.65	94.52	91.09	97.02	97.40	95.95
Price per share	Low	89.03	83.56	82.76	85.29	87.07	89.41
	Avg.	92.03	88.55	87.27	89.41	91.11	92.86
Trading Volume		964,589	810,077	858,087	1,051,425	1,149,641	992,430
Highest Daily Trading Volume		149,733	86,100	73,114	209,097	137,183	90,671
Lowest Daily Trading Volume		14,989	18,996	15,543	13,368	16,587	18,769

*	1 ADR = 2 Common Shares

6. Related Party Transactions

Loans to Subsidiaries

(As of June 30, 2011, KRW billion)

Subsidiary	Loan Type	Origination Date	Maturity Date	Lending Rate	Beginning Balance (Jan. 1, 2011)	Decrease	Increase	Ending Balance (June 30, 2011)
Shinhan Investment Corp.	Loans in KRW	2006-07-31	2012-01-31	5.64%	100	—	—	100
	Loans in KRW	2007-11-27	2012-11-27	6.41%	100	—	—	100
	Loans in KRW	2007-12-18	2012-12-18	6.86%	50	—	—	50
	Loans in KRW	2008-02-21	2011-02-21	5.66%	150	150	—	—
	Loans in KRW	2008-03-12	2011-03-12	5.84%	200	200	—	—
Shinhan Card	Loans in KRW	2008-06-27	2011-06-27	6.53%	200	200	—	—
	Loans in KRW	2008-07-31	2011-07-31	6.90%	100	—	—	100
	Loans in KRW	2010-10-29	2015-10-29	4.37%	100	—	—	100
	Loans in KRW	2011-01-28	2016-01-28	4.91%	—	—	100	100
	Loans in KRW	2011-02-24	2016-02-24	4.82%	—	—	250	250
	Loans in KRW	2011-05-17	2016-05-17	4.47%	—	—	100	100
	Loans in KRW	2006-09-26	2011-09-26	4.99%	50	—	—	50
	Loans in KRW	2007-03-23	2012-03-23	5.48%	50	—	—	50
	Loans in KRW	2007-06-08	2012-06-08	5.95%	50	—	—	50
	Loans in KRW	2008-01-23	2011-01-23	6.60%	50	50	—	—
	Loans in KRW	2008-01-23	2013-01-23	6.60%	50	0	—	50
Shinhan Capital	Loans in KRW	2008-03-12	2011-03-12	5.84%	50	50	—	—
	Loans in KRW	2008-07-31	2011-07-31	6.90%	50	—	—	50
	Loans in KRW	2010-09-28	2013-09-28	4.12%	100	—	—	100
	Loans in KRW	2011-01-28	2014-01-28	4.53%	—	—	50	50
	Loans in KRW	2011-04-29	2016-04-29	4.65%	—	—	100	100
	Loans in KRW	2011-05-17	2016-05-17	4.47%	—	—	50	50
Shinhan PE	Loans in KRW	2010-08-13	2011-08-12	3.64%	5	—	—	5
Total	—	—	—	—	1,455	650	650	1,455

Exhibit 99-1

Independent Accountant’s Audit Report (Non-consolidated Financial Statements) of Shinhan Financial Group as of June 30, 2011

Exhibit 99-2

Independent Accountant’s Audit Report (Consolidated Financial Statements) of Shinhan Financial Group as of June 30, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.

By:	/s/ Jung Kee Min
Name:	Jung Kee Min
Title:	Chief Financial Officer

Date: August 29, 2011